Exhibit 99.4

Vedanta Limited Q2 FY2018 Results 2 November 2017 Elements for a Sustainable Future VEDANTALIMITED – OIL&GAS ZINC POWER ALUMINIUM IRONORE COPPER

Cautionary Statement and Disclaimer The views expressed here may contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness, reasonableness or reliability of this information. Any forward looking information in this presentation including, without limitation, any tables, charts and/or graphs, has been prepared on the basis of a number of assumptions which may prove to be incorrect. This presentation should not be relied upon as a recommendation or forecast by Vedanta Resources plc and Vedanta Limited and any of their subsidiaries. Past performance of Vedanta Resources plc and Vedanta Limited and any of their subsidiaries cannot be relied upon as a guide to future performance. This presentation contains ‘forward- looking statements’ – that is, statements related to future, not past, events. In this context, forward- looking statements often address our expected future business and financial performance, and often contain words such as ‘expects,’ ‘anticipates,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ or ‘will.’ Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a environmental, climatic, natural, political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward- looking statements. We do not undertake to update our forward- looking statements. We caution you that reliance on any forward- looking statement involves risk and uncertainties, and that, although we believe that the assumption on which our forward- looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward- looking statement based on those assumptions could be materially incorrect. This presentation is not intended, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities in Vedanta Resources plc and Vedanta Limited and any of their subsidiaries or undertakings or any other invitation or inducement to engage in investment activities, nor shall this presentation (or any part of it) nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision. VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION 2

Contents    Section Presenter Page Strategic Update Kuldip Kaura, CEO 4 Financial Update Arun Kumar, CFO 9    Kuldip Kaura, CEO    Business Review 17    Sudhir Mathur, Acting CEO— Cairn Oil & Gas    Appendix 26    VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION    3

Vedanta Limited Q2 FY2018 Results 2 November 2017 Strategic Update Kuldip Kaura Chief Executive Officer Value Creation

Sustainable Development – Focused on Building a Zero Harm Culture Safety Regrettably 2 fatalities from 2 incidents during H1 FY18 High Potential (HIPO) Incident reduced by 46% in H1 Reinvigorated Leadership Action Program initiated towards vision of Zero Harm, Zero Waste and Zero Discharge Environment Wall of ash dyke at Jharsuguda breached, spilling ash on adjacent land; most of the land belongs to the company Third party assurance program to be launched on tailing/ ash management practices across the group Contaminated site management standard rolled out for the group Social Licence to Operate— Improved position at #15 in ranking given by Dow Jones Sustainability Index from #17 last year while HZL secured rank #11— 95 Nandghars constructed benefitting 2500 children and 1500 women; pilot complete and now in process to scale up LTIFR – (per million man- hours worked) 0.89    0.52 0.49    0.41 0.43 0.40                0.31 FY2012 FY2013 FY2014 FY2015 FY2016 FY2017 H1    FY2018 Note: ICMM 2014 methodology adopted from FY2016 onwards    HZL’s corporate office— Yashad Bhawan is Rajasthan’s First CII- IGBC Certified Platinum Green Building VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION 5

Q2 FY2018 Results Highlights

Operations: Record volumes with ramp-up on track

- High zinc-lead and record silver volume at Zinc India
- Highest quarterly production at BMM in last 4 years; Gamsberg on track for mid CY18 production
- Aluminium smelters continue ramp up, with record quarterly production and current run-rate of 1.6mtpa
- High PAF at TSPL of 87%, following the shutdown in Q1
- Record quarterly copper cathode production at Copper India

Financial: Strong free cash flow

- EBITDA at Rs. 5,776 crore, up 24% y-o-y at 35% margin
- Attributable PAT[2] at Rs 2,036 crore, 41% higher y-o-y
- Gross debt reduced by Rs. 11,466 crore in H1 FY2018[1]
- Strong FCF of Rs. 3,280 Cr in Q2
- Contribution to exchequer of c. Rs. 13,000 cr in H1 FY2018

EBITDA mix



Q2 FY2018
7%
6%
8%
20%
59%
Zinc
Oil & Gas
Aluminium
Power
Copper
Iron Ore

Key Financials

In Rs. Crore	Q2 FY18	Q2 FY17	Q1 FY18
EBITDA	5,776	4647	4,965
Attributable PAT[2]	2,036	1,442	1,525
EBITDA Margin[3]	35%	39%	36%
Divisional EBITDA			
Zinc - India	3,001	1,977	2,369
Zinc – Intl.	389	339	321
Oil & Gas	1,176	1,047	1,385
Iron Ore	(4)	105	40
Copper - India	392	371	213
Aluminium	457	397	528
Power	366	403	110
Others	(1)	8	(1)

Notes: 1. Excluding repayment of temporary borrowing by Zinc India & preference shares issued pursuant to the Cairn India merger in April
2. Before exceptional items and DDT
3. Excludes custom smelting at Copper and Zinc India operations

VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION 6

A diversified resources company with an attractive commodity mix, market leading growth and strong balance sheet Commodity diversification1 Attractive commodity mix Global demand CAGR 2017- 30E Aluminium 2.8% 87% of O&G India 2.2% Vedanta’s Lead 2.2% Q2 FY18 EBITDA 2 Zinc 2.0% Peers Nickel 1.6% Copper 1.5% Met Coal 0.9% Thermal Coal 0.6% % Revenue (CY 2016) O&G 0.4% Oil and Gas Zinc Aluminium Copper Power Iron Ore Coal Precious Other Iron ore 0.3% Sector leading growth Strong balance sheet 9% Peers3 . 6.7% 70% International equiv 6% 60% Domestic Cu CAGR 3% 50% Vedanta Ltd 2019E 0% 4 40% CRISIL rating AA – (3)% (1.0)% (1.6)% Production (2.5)% Gearing 30% 2017E (6)% (4.8)% (5.1)% (6.0)% 20% (9)% (8.7)% 10% 0% Peers2 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 Net Debt/EBITDA5 Source: Consensus, Company filings, Bloomberg, Wood Mackenzie, US EIA, CRU, Company data for Vedanta Notes: 1. All companies have been calenderised to a Dec YE; Glencore revenue split accounts only for their ‘Industrial activities’; Revenues from copper smelting for Vedanta Ltd and Hindalco are based on benchmark Tc/Rc Peers include BHP Billiton, Rio Tinto, Anglo American, Glencore, Teck Resources, Freeport and Hindalco Peers include BHP Billiton, Rio Tinto, Anglo American, Glencore, Teck Resources, Freeport, Hindalco, Tata Steel and JSW Steel Gearing is calculated as Net debt divided by the sum of Net debt and Equity (based on reported numbers) Net Debt as per last reported, EBITDA as per CY 2017 consensus estimates VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION 7

Capital Allocation: Focus on Shareholder Returns World class assets and operational excellence to deliver strong and sustainable cash flows Production growth and asset optimization Strong Shareholder Returns Maintain Strong Balance Sheet Grow Existing Businesses Announced dividend policy at Continued reduction of gross Focus on full capacity Vedanta Ltd debt utilisation and production - pass through of HZL’s regular growth in existing businesses dividend, plus Target for AA+ rating from - minimum 30% pay out of current AA rating (CRISIL) Any investment opportunities Attributable PAT (ex HZL PAT) to clear hurdle rate of return HZL dividend policy - minimum 30% pay out

VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION 8 CAPITAL MARKETS DAY, MARCH 2015 Vedanta Limited Q2 FY2018 Results 2 November 2017 Financial Update Arun Kumar Chief Financial Officer Empowering Growth

Q2 Financial Highlights

- EBITDA higher 24% y-o-y and 16% q-o-q, driven by higher production volumes and higher commodity prices partially offset by input commodity inflation
- Gross Debt reduced by Rs. 11,466 crore[1] in H1 FY2018

Rs. crore or as stated	Q2 FY2018	Q2 FY2017	Change	Q1 FY2018	Change
EBITDA	**5,776**	4,647	**24%**	4,965	**16%**
EBITDA margin[2]	35%	39%	-	36%	-
Attributable PAT[3] (Before exceptional items & DDT)	**2,036**	1,442	**41%**	1,525	**34%**
EPS (Rs./share) (Before exceptional items & DDT)	5.49	4.86		4.37	
Gross Debt[4]	55,798	66,794		67,342	
Cash	40,206	54,833		48,318	
Net Debt[5]	15,592	11,961		19,024	
Net Debt/EBITDA (LTM)	0.6	0.8		0.8	
Net Gearing	16%	13%		20%	

Notes: 1. Excluding repayment of temporary borrowing by Zinc India & preference shares issued pursuant to the Cairn India merger in April
2. Excludes custom smelting at Copper India and Zinc-India operations
3. In view of clarification issued by Ind-AS Transition Facilitation Group, we have revised the accounting for dividend distribution tax (DDT) on profits of subsidiaries. Hence the previous periods have been restated to give effect of the same
4. Gross Debt of Q1 and Q2 FY 2018 includes preference shares of Rs 3,010 crore issued pursuant to the Cairn India Merger in April.
5. Pro-forma Net debt as on 31st Mar 2017 was Rs 15,322 Cr. (Pro-forma for HZL and Vedanta Ltd special dividends and temporary short-term borrowing at HZL)

VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION
10

EBITDA Bridge (Q2 FY2018 vs. Q1 FY2018) Q2 FY2018 vs. Q1 FY2018 (In Rs. crore) Zinc & Lead 538 Aluminum 236 Zinc India 168 Brent 58 Aluminum 121 Brent Discount (51) TSPL 344 Metal Premium (72) Iron ore (18) Rupee (41) Others (11) ZAR & NAD 6 7,000 622 29 271 6,000 692 100 5,776 35 80 12 5,454 4,965 5,000 Operational 4,000 Market & Regulatory Rs. 593 crore Rs.488 crore 3,000 2,000 1,000 0 Q1 FY18 LME/ Brent / Input Currency Regulatory Profit Adjusted Volume Cost Others1 Q2 FY18 Premiums Commodity Petroleum EBITDA Inflation 1. Others includes cost of power import due to temporary coal shortages and ash dyke incident, pot revival cost at Jharsuguda and lower profitability from ancillary business VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION 11

Income Statement

- **Depreciation & Amortization**
  - Marginally higher q-o-q on account of higher production at Zinc India and capitalization of pots at Aluminium business
  - Lower y-o-y due to change in depreciation method in Oil & Gas business from 2P to 1P reserve based on guidance under Ind-AS w.e.f. 1st April 17; partly offset by capitalization at Aluminium business and higher production at Zinc India
- **Finance cost**
  - Lower q-o-q and y-o-y driven by de-leveraging the balance sheet during H1 FY2018 and lower interest rates
- **Other income**
  - Lower q-o-q and y-o-y on account of lower investment corpus and lower MTM gain
- **Exceptional Items**
  - Reversal of royalty (DMF) of Rs. 291 crore at Zinc India pursuant to a judicial pronouncement during the quarter. Partially offset by Rs. 109 crore of exploratory assets write-off at Oil & Gas business

In Rs. crore	Q2 FY'18	Q2 FY'17	Q1 FY'18
Revenue	21,520	15,665	18,203
EBITDA	5,776	4,647	4,965
Depreciation & amortisation	(1,426)	(1,557)	(1,386)
Finance Cost	(1,384)	(1,451)	(1,592)
Other Income	876	1,375	1,055
Exceptional items - credit/(expense)	186	-	-
Taxes	(873)	(527)	(681)
Taxes - DDT	-	(18)	-
Taxes on exceptional items	(62)	-	-
Profit After Taxes (before exceptional items and DDT)	2,862	2,513	2,270
Profit After Taxes (before exceptional items)	2,862	2,495	2,270
Profit After Taxes	2,986	2,495	2,270
Attributable profit (before exceptional items and DDT)[1]	**2,036**	**1,442**	**1,525**
Attributable profit (before exceptional items)[1]	**2,036**	**1,424**	**1,525**
Attributable PAT	2,091	1,424	1,525
Minorities % (before exceptional items)	29%	43%	33%

Note 1. In view of clarification issued by Ind-AS Transition Facilitation Group, we have revised the accounting for dividend distribution tax (DDT) on profits of subsidiaries. Hence the previous periods have been restated to give effect of the same

VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION 12

Net Debt for Q2 FY2018 (In Rs. crore) 20,000 19,024 4,594 18,000 1,448 152 15,592 16,000 134 14,000 12,000 FCF Post Capex Rs. 3280 crore 10,000 8,000 6,000 Net Debt CF from Operations WC Movements Capex Translation & Others Net Debt 30th Jun 17 30th Sep 17 VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION 13

Optimising Capex to drive Cash Flow Generation Prioritised capital to high- return, low- risk projects to maximize cash flows H1 Capex spent $0.3bn, H2 FY 2017 expected at $0.8bn Revised capex guidance to $1.1bn for FY 2018 ($0.9bn+$0.2bn optional capex) compared to original guidance of $1.2bn (1bn+$0.2bn optional capex) $0.3bn for Zinc India and $0.2bn for Gamsberg $0.1bn for Aluminium and Power $0.3bn for O&G – capex cycle to restart with full swing in H2 Optionality capex includes capex flexibility for Lanjigarh refinery expansion and 400ktpa Copper smelter expansion Growth Capex Profile and Free Cash Flow pre capex - $bn 2.8 Oil & Gas Zinc 2.4 Al & Power Copper Optionality Capex Free Cash Flow (pre- capex) 1.3 0.4 0.8 0.8 0.1 0.7 0.6 0.01 0.2 0.1 0.2 0.3 0.5 0.3 0.3 0.2 0.3 0.1 0.3 0.2 0.05 0.02 0.2 0.2 FY16 FY17 H1 FY18 H2 FY18e FY19e VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION 14

Gross Debt Reduction of Rs. 11,466 Crore* since March 2017 Consolidated Gross debt* trend since March 2017 Crore ‘000 63.7 57.4 52.2 . Rs Mar’17 June’17 Sep’17 Continued focus on gross debt reduction Reduced debt by Rs. 11,466 cr* during H1 FY2018 HZL temporary borrowing paid down by Rs. 7,315 cr during H1 FY2018 Strong liquidity Cash and liquid investments of Rs. 40,206 crore *Excluding short term temporary borrowings of HZL and preference shares issued pursuant to the Cairn India merger in April VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION 15

Financial Priorities: Strong shareholder returns while continuing to strengthen Balance Sheet Disciplined Capital Allocation; focus on FCF Deleveraging; Strong Liquidity Focus Cost Savings Long Term Shareholder Value Continued focus on generating cash flows from ramp up of assets Optimization of opex Further enhance credit rating to AA+ Continued reduction in gross debt Debt being refinanced at longer maturities and lower interest cost Strong Liquidity Focus Delivering on savings program Cost in 1st/2nd quartile of cost curve across all businesses Dividend policy announced VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION 16

Vedanta Limited Q2 FY2018 Results 2 November 2017 Business Review Kuldip Kaura, Chief Executive Officer Sudhir Mathur, Acting CEO – Cairn Oil & Gas Operational Excellence

Zinc India Q2 FY2018 Results MIC at 219kt; refined zinc- lead production at 230kt Refined silver production at a record high of 140 tonnes CoP at $984/t; impacted by high input commodity prices Projects – key highlights Capacity expansion to 1.2mtpa MIC by FY2020 on track RAM U/G mine main shaft service winder commissioned, production winder installation completed; production from shaft to start in Q3 FY2019 SK mine main shaft equipping commenced; production from shaft to start in Q3 FY2019 New mill of 1.5mtpa will take total milling capacity to 5.8mtpa, targeted commissioning in Q2 FY 2019 Zawar mill de- bottlenecking completed to upgrade capacity to 2.7mtpa; order for second mill of 2mtpa capacity awarded, targeted commissioning by Q3 FY 2019 Fumer project progressing as per schedule for completion by mid FY 2019 FY2018 Outlook FY2018 integrated Zn- Pb production c.950kt; silver 500t+ FY 2018 CoP likely to be in the range of $900- $950/t due to significant increase in commodity prices as compared to last year [Graphic Appears Here] Rampura Sindesar Kayad Zawar Rajpura Agucha UG Khurd Dariba Pre Expansion Planned (FY 2020) VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION 18

Zinc International

Q2 FY2018 Results

- Total production at 42kt:
  - Skorpion at 23kt: highest in last 3 quarters following full mobilization of mine outsourcing
  - BMM at 20kt: highest quarterly production in the last 4 years, driven by better grades and higher recoveries
- CoP at $1,470/t, lower q-o-q, driven by higher production and efficiency improvements

Projects

- Skorpion pit 112 extension
  - Waste mining fully ramped up in Q2; ore extraction from Q4 FY2018
  - Project to extend mine life by further 3 years and increase reserves by c.3mt (9.7% grade)
- Continued focus on exploration program across all the locations (>$10mn)

Outlook

- FY18 Production of c.160kt; CoP at c. $1500/t

Significant progress at 250kt Gamsberg project

- On target for first production by mid CY2018, with ramp-up to its full mining capacity in the next 9-12 months
- On budget for a capex target of $400mn
- First phase expected to have a mine life of 13 years
- CoP expected at $1000-1150/t
- Excavation of 50% of waste rock of total pre-stripping requirement completed till date
- Construction works for infrastructure progressing well with all contractors (>1600 construction manpower) fully mobilised to site
- Site activities including water and power lines installation on schedule
- Manufacturing and supply of all equipment is on schedule with mills expected to be at site in November 2017


North access ramp including mining workshops


Civil footprint for the concentrator works

VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION
19

Cairn Oil & Gas Q2 FY 2018 Results Gross average production at 180,955 boepd Rajasthan production at 153,238 boepd Offshore production at 27,718 boepd Commenced 15 wells infill drilling campaign at Mangala with first well brought in Sept 2017; 4 wells online currently Operating cost RJ waterflood operating cost at $ 4.4/boe, in line with previous quarter RJ blended cost including EOR at $6.3/boe, in line with previous quarter FY 2018 Outlook Rajasthan production expected at 165 kboepd; upside from growth projects to contribute from H2 Net capex estimated at $250mn 90% for development including EOR, Tight oil and Tight gas projects 10% for Exploration and Appraisal Source: For peer company Opex - Rystad Energy, Nov 2015 VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION 20

Rajasthan: Mangala Processing Terminal Cairn has one of the lowest operating costs globally Brazil 32 United Kingdom 31 Canada 22 Colombia MPT: 20 Facility modifications Angola 17 Nigeria 15 United States 15 China 14 Venezuela 14 Norway 12 Kazakhstan 12 (US$/bbl) Mexico 11 Russia 8 Libya 7 Algeria 7 Cairn 6 Iran 6 UAE 6 Iraq 5 Saudi Arabia 5 Kuwait 5 Cairn Oil & Gas Key Projects Exploration Rajasthan: Studies contract awarded for Shallow Oil and Deep Gas prospects. Tendering underway for integrated exploration and appraisal drilling campaign KG Offshore: 2 wells exploration program to commence from Q4FY18; Contract award in place RDG Gas project Phase- 1: 40- 45 mmscfd from November 2017 Phase- 2: Gas production of 100mmscfd and condensate production of 5kboed by H1 CY2019 Key Oil projects Aishwariya Barmer Hill: Production from appraisal wells commenced, Phase - 2 FDP submitted to JV Partner Mangala Infill (15 well): Drilling progressing as per plan Mangala Infill (45 wells): Firmed up drilling program; Proposal under discussion with JV Partner Bhagyam EOR: FDP submitted to JV Partner Aishwariya EOR: FDP approved by Operating Committee Liquid handling: Upgrading infrastructure to support incremental oil volumes in phased manner Cambay Infill: 3 wells drilling program to commence from Q4FY18 Rajasthan: Central Polymer Facility Summary of key projects EUR1 Estimated Key Projects Gross Capex (mmboe) (US$m) RDG 105 460 Aishwariya Barmer Hill 32 180 Mangala Infill (15 wells) 4 40 Mangala Infill (45 wells) 18 100 Bhagyam Polymer EOR 25 95 Aishwariya Polymer EOR 15 60 Liquid Handling Upgrade 12 120 Cambay Infill (3 wells) 7 30 Note 1. Estimated Ultimate Recovery VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION 21

Aluminium

Q2 FY2018 Results

- Record Aluminium production of 401kt and Alumina 269kt
  - Aluminum CoP at $1,857/t, higher q-o-q due to high power cost on account of coal shortages and ash dyke incident. High inflation on key inputs like caustic and carbon offset by lower imported Alumina cost
  - Alumina CoP at $331/t vs. $ 383/t for imported alumina

Operations

- 500kt Jharsuguda-I smelter: outage in April 2017 impacted 228 of the 608 pots; 121 pots re-started, full ramp-up by Q3 FY2018
- Ramp-up at 1.25mt Jharsuguda-II smelter:
  - 1st line: 301 pots operational, full ramp up by Q3 FY2018
  - 2nd line was fully capitalized in Q4 FY2017
  - 3rd line: 156 pots operational, full ramp up by Q4 FY2018
  - 4th line: Under evaluation
- Inspection by Pollution board of 2 closed power units in early November

FY2018 Outlook

- Aluminium production 1.5 to 1.6mt (excl. trial run); Alumina production 1.3 to 1.4mt
- CoP estimated at $1850-1900/t for Q3 FY2018 given higher input costs of coal and Alumina. Q4 CoP expected to be substantially lower with improvement in domestic coal situation and production ramp-up
- Working with Odisha State Government on bauxite allocation

Aluminium Costs and Margins (in $/t, for Q2 FY2018)


Q1 '18
1909
98
62
2,070
(745)
(607)
(373)
(72)
$271/t
(172)
(339)
(240)
2,012
78
63
2,153
(718)
(709)
(430)
(84)
211
(146)
(259)
(194)
LME
Ingot Premium
Value Addition
Total Realisation
Alumina Cost
Power Cost
Other Hot Metal Costs
Conversion Costs & others
EBITDA
Dep
Int
PBT

Note: Q1 CoP numbers have been regrouped to make them comparable

Movements in Aluminium COP (in $/t)


1,727
55
47
28
28
29
1,857
Largely One-offs
Commodity Inflation
Q1'18
Coal
Power Import
Outage revival cost
Alumina
Carbon
Q2'18 Reported

VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION
22

Power Talwandi Sabo Power Limited (TSPL) 1,980 MW Thermal Power Plant (3 units of 660 MW each) Plant availability of 87% in the quarter; Targeting availability of c. 75% for FY 2018 ‘Take or Pay’ arrangement based on availability with EBITDA margin of c. Re.1/unit Input coal cost is a pass through [Graphic Appears Here] Other IPPs BALCO 600MW: Q2 PLF of 27% on account of temporary coal shortage Jharsuguda 600MW: Low PLF of 7%. Impacted due to the shut down of the plant and temporary coal shortage. Coal Outlook – Aluminium CPPs Coal linkage of 8 mtpa secured in Tranche 1 & 2 Curtailment of linkage due to coal unavailability We intend to deal with the current challenges in domestic coal supply by Working towards better materialisation of linkages Importing coal from international miners Coal linkage Tranche III auction in progress We expect the challenges in domestic coal to be resolved by Q4 VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION 23

Iron Ore and Copper India Q2 FY2018 Results Iron Ore Volumes: Sales of 0.7mt and production of 1.2mt (Goa and Karnataka) Lower production and sales on a q- o- q basis due to monsoons Karnataka to achieve full allocation production in Q3 FY2018 production allocation: 5.5mtpa at Goa & 2.3mtpa at Karnataka Engaged with respective state governments for additional allocation Realizations: Beneficiation and blending to increase grades and Iron Ore Mine in Goa realisations at Goa Saleable ore at Goa in H2 to be c. 3mt post beneficiation Karnataka had steady realizations of $24/t in Q2 Working towards better realizations in the domestic market Copper India Record production at 106kt on improved operational efficiencies Net cost of conversion lower q- o- q due to higher volumes FY2018 production estimated at 400kt 400ktpa smelter expansion under final evaluation Tuticorin Copper Smelter VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION 24

Strategic Priorities Production Growth and Asset optimisation Optimise Capital Allocation and Maintain Strong Balance Sheet Protect and preserve our License to Operate Identify next generation of Resources VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION 25

Vedanta Limited Q2 FY2018 Results 2 November 2017 Appendix

Guidance

Segment	FY18e	Comments
Zinc India	Zinc-Lead Integrated: 950kt Silver volume: +500 tonnes CoP ($/t): $900-950/t	Earlier guidance on CoP for FY2018 was marginally higher than FY17 CoP. Revised guidance due to input commodity inflation
Zinc International	Zinc-Lead volume: c.160kt CoP: c.$1,500/t	Gamsberg expected CoP: $1000-1,150/t
Oil & Gas	RJ Gross Volume: 165kboepd Ravva Gross volume: 16kboepd Cambay Gross volume: 10kboepd	
Aluminium	Alumina: 1.3-1.4mt Aluminium: 1.5-1.6mt (excl. trial-run) Aluminium CoP: $1,850-1,900/t for Q3 FY2018 We expect Q4 CoP will be substantially lower with improvement in domestic coal situation and production ramp-up	Earlier guidance on aluminium CoP for H2 FY2018 was $1,575-1,600/t. Revised guidance due to higher input costs of coal and Alumina
Power	TSPL plant availability: c. 75%	Earlier guidance for FY2018 plant availability was 70%+
Iron Ore	5.5mtpa at Goa and 2.3mtpa at Karnataka	Engaged with respective State Governments for additional allocation
Copper - India	Production: 400kt	

VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION 27

Project Capex

Capex in Progress	Status	Capex ($mn)	Spent up to Mar 2017	Spent in H1 FY2018	Unspent as at 30 Sept 17[1]
Cairn India – Mangala Infill, Liquid handling, Bhagyam & Aishwariya EOR, Tight Oil & Gas etc		306	56	22	228
Aluminium Sector					
BALCO – Korba-II 325ktpa Smelter and 1200MW power plant(4x300MW)[2]	Smelter: fully operational	1,872	1965	(6) [4]	(86)
Jharsuguda 1.25mtpa smelter	Line 3: 2 Section capitalised Line 4: Fully Capitalised Line 5: 2 Section capitalised	2,920	2746	72	102
Zinc Sector					
Zinc India (Mines Expansion)	Phase-wise by FY2020	1,600	1015	111	474
Others		150	12	8	129
Zinc International					
Gamsberg Mining Project[3]	First production by mid CY 2018	400	68	62	270
Capex Flexibility					
Metals and Mining					
Lanjigarh Refinery (Phase II) – 5mtpa	Under evaluation, subject to Bauxite availability	1,570	822	1	748
Tuticorin Smelter 400ktpa	Under final evaluation	-	139	2	-
Skorpion Refinery Conversion	Currently deferred till Pit 112 extension	156	14	-	142

1. *Unspent capex represents the difference between total projected capex and cumulative spend as on 30th Sep 2017*
2. *Cost overrun on account of changes in exchange rates. Total overrun expected to be $120mn upto FY2018-19*
3. *Capex approved is $400mn excluding IDC*
4. *Positive on account of sale of trial run production*

VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION 28

EBITDA Bridge (Q2 FY2018 vs. Q2 FY2017) Q2 FY2018 vs. Q2 FY2017 Zinc India 611 Zinc & Lead 989 (In Rs. crore) Aluminum 231 Aluminum 964 Cairn (136) Brent 216 Others 57 Brent Discount (80) Rupee (417) Power 33 7,000 Metal Premium (38) ZAR/NAD (14) Iron ore (103) 648 1,948 797 185 281 6,000 434 5,776 90 22 5,445 5,000 4,647 Operational 4,000 Rs. 611 crore Market & Regulatory Rs. 798 crore 3,000 2,000 1,000 0 Q2 FY17 LME/ Brent / Input Currency Regulatory Profit Adjusted Volume Cost Others Q2 FY18 Premiums Commodity Petroleum EBITDA Inflation Others include power import due to temporary coal shortage and ash dyke incident, pot revival cost at Jharsugda and lower profitability from ancillary business. VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION 29

Entity Wise Cash and Debt (in Rs. crore) 30 Sept 2017 30 June 2017 30 Sept 2016 Company Debt Cash & LI Net Debt Debt Cash & LI Net Debt Debt Cash & LI Net Debt Vedanta Limited Standalone 38,232 12,375 25,857 42,711 16,698 26,013 41,285 2,114 39,171 Cairn India1 NA NA NA NA NA NA 0 24,339 (24,339) Cairn India Holdings Limited2 3,554 6,562 (3,008) 4,155 6,759 (2,604) NA NA NA Zinc India 593 19,986 (19,393) 6,959 23,967 (17,009) 1,928 27,186 (25,258) Zinc International - 705 (705) - 614 (614) 0 909 (909) BALCO 4,647 82 4,565 4,765 102 4,663 5,521 22 5,499 Talwandi Sabo 8,055 294 7,761 8,029 70 7,960 7,643 56 7,587 Twin Star Mauritius Holdings Limited and 717 202 515 723 108 615 10,417 207 10,210 Others3 Vedanta Limited Consolidated 55,798 40,206 15,592 67,342 48,318 19,024 66,794 54,833 11,961 Notes: Debt numbers are at Book Value and excludes inter- company eliminations. Merged with Vedanta Limited with effect from April 2017. Cairn India Holdings Limited is a subsidiary of Vedanta Limited which holds 50% of the share in the RJ Block Others includes MALCO Energy, CMT, VGCB, Sesa Resources, Fujairah Gold, and Vedanta Limited’s investment companies. VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION 30

Strong Credit Profile and Balance Sheet at VEDL Maturity Profile of Term Debt (Rs.36,927 Crore) (as of 30th Sept 2017) 8.4 Subsidiaries Standalone 6.8 6.4 3.2 6.5 2.2 4.3 2.3 4.5 Crore 0.7 3.8 2.2 ‘000 5.2 4.6 4.1 . Rs 3.6 2.3 2.7 FY2018 FY2019 FY2020 FY2021 FY2022 FY2023 & Later Term debt of Rs. 36,927 crore ( Rs.22,463 cr at Standalone and Rs. 14,464 crore at Subsidiaries) Maturity profile excludes working capital / short term of Rs.15,269 crore, HZL borrowing of Rs.593 crore and preference share of Rs. 3010 crore Continued focus on gross debt reduction and cost optimization Long Term debt reduced by c. Rs.9200 crore during YTD FY2018 Tapped Rs.1900 crore through competitively priced capital market instruments to refinance high cost bank debt Lowered the average cost of borrowing by c. 70- 80 bps on bank debt portfolio due to improving credit profile Strong liquidity: Cash and liquid investments of Rs.40,206 crore and undrawn fund based line of credit of c. Rs.5,300 crore VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION 31

Debt Breakdown & Funding Sources Diversified Funding Sources for Term Debt of $5.7bn (as of 30th Sept 2017) 1% [Graphic Appears Here] Term debt of $ 3.4bn at Standalone and $2.3bn at Subsidiaries, total consolidated $5.7bn Note: USD–INR: Rs. 65.3552 at 30 Sep 2017 Debt Breakdown (as of 30 Sept 2017) Debt breakdown as of 30 Sep (in $bn) 2017 Term debt 5.7 Working capital 0.1 Short term borrowing 2.1 Short term borrowing at HZL 0.1 Preference shares issued pursuant 0.5 to merger Total consolidated debt 8.5 Cash and Liquid Investments 6.2 Net Debt 2.4 Debt breakup ($8.5bn) - INR Debt 91% - USD Debt 9% VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION 32

Segment Summary – Zinc India

Production *(in '000 tonnes, or as stated)*	Q2			Q1	H1		
	FY 2018	FY 2017	% change YoY	FY2018	FY 2018	FY 2017	% change YoY
Mined metal content	219	192	14%	233	452	318	42%
Refined Zinc – Total	192	150	28%	194	386	252	53%
Refined Zinc – Integrated	192	149	29%	194	386	250	54%
Refined Zinc – Custom	-	1		-	-	2	-
Refined Lead - Total [1]	38	31	24%	35	73	55	32%
Refined Lead – Integrated	38	31	24%	35	73	55	32%
Refined Lead – Custom	-	-		-	-	-	-
Refined Saleable Silver - Total (in tonnes) [2]	140	107	31%	115	255	196	30%
Refined Saleable Silver - Integrated (in tonnes)	140	107	31%	115	255	196	30%
Refined Saleable Silver - Custom (in tonnes)	-	-		-	-	-	-
Financials *(In Rs. crore, except as stated)*							
Revenue	5197	3400	53%	4477	9674	5842	66%
EBITDA	3001	1977	52%	2369	5369	3054	76%
Zinc CoP without Royalty (Rs. /MT)[3]	63300	54200	-17%	62700	63000	57000	-10%
Zinc CoP without Royalty ($/MT) [3]	984	809	-22%	973	979	852	-15%
Zinc CoP with Royalty ($/MT) [3]	1358	1106	-23%	1317	1345	1131	-19%
Zinc LME Price ($/MT)	2963	2255	31%	2596	2784	2089	33%
Lead LME Price ($/MT)	2334	1873	25%	2161	2250	1797	25%
Silver LBMA Price ($/oz)	16.8	19.6	-14%	17.2	17.0	18.2	-7%

1. *Excludes captive consumption of 1,634 tonnes in Q2 FY 2018 vs 837 tonnes in Q2 FY 2017 & 1,956 tonnes in Q1 FY 2018. For H1 it was 3590 MT as compared to 1921 MT in H1 FY2017*
2. *Excludes captive consumption of 8.8MT in Q2 FY 2018 and 4.3 MT in Q2 FY 2017 & 10.2 MT in Q1 FY 2018. For H1 it was 19.0 MT as compared with 9.8 MT in H1 FY2017*
3. *The COP numbers are after adjusting for deferred mining expenses under Ind-AS. Without this adjustment, Zinc CoP per MT would have been Rs. 63,300 ($984) as compared with Rs. 62,000 ($926) in Q2 FY 2017 and Rs. 63,100 ($980) in Q1 FY 2018. For H1, this would be Rs. 63,200 ($982) compared to Rs 67,800 ($1,013) in H1 FY 2017*
4. *During the quarter, the Company sold 220kt of zinc and 30kt of lead forward at a price of $3,084 and $2,418 respectively. Of this, 165kt is for the period January to March 2018 and remaining is for April to June 2018.*

VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION

33

Segment Summary – Zinc International Q2 Q1 H1 Production (in’000 tonnes, or as stated) % change % change FY 2018 FY 2017 FY2018 FY 2018 FY 2017 YoY YoY Refined Zinc – Skorpion 23 23 0% 14 36 47 - 22% Mined metal content- BMM 20 16 23% 18 38 35 8% Mined metal content- Lisheen - - - - - - - Total 42 39 13% 32 74 82 - 9% Financials (In Rs. Crore, except as stated) Revenue 853 685 25% 801 1654 1138 45% EBITDA 389 339 15% 321 710 590 20% CoP – ($/MT) 1470 1446 - 2% 1690 1564 1331 18% Zinc LME Price ($/MT) 2963 2255 31% 2596 2784 2089 33% Lead LME Price ($/MT) 2334 1873 25% 2161 2250 1797 25% VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION 34

Segment Summary – Oil & Gas Q2 Q1 H1 OIL AND GAS (boepd) FY 2018 FY 2017 % change FY2018 FY 2018 FY 2017 % change YoY YoY Average Daily Total Gross Operated Production 190,389 206,230 - 8% 196,656 193,505 206,342 - 6% (boepd)* Average Daily Gross Operated Production (boepd) 180,955 196,399 - 8% 187,203 184,062 196,629 - 6% Rajasthan 153,238 167,699 - 9% 159,351 156,278 167,323 - 7% Ravva 17,266 18,823 - 8% 18,361 17,810 19,228 - 7% Cambay 10,452 9,877 6% 9,491 9,974 10,078 - 1% Average Daily Working Interest Production 115,332 125,575 - 8% 119,473 117,391 125,484 - 6% (boepd) Rajasthan 107,267 117,390 - 9% 111,546 109,935 117,126 - 7% Ravva 3,885 4,235 - 8% 4,131 4,007 4,326 - 7% Cambay 4,181 3,951 6% 3,796 3,990 4,031 - 1% Total Oil and Gas (million boe) Oil & Gas- Gross 16.6 18.1 - 8% 17.0 33.7 36.0 - 6% Oil & Gas- Working Interest 10.6 11.6 - 8% 10.9 21.5 23.0 - 6% Financials (In Rs. crore, except as stated) Revenue 2099 2039 3% 2275 4374 3924 11% EBITDA 1176 1047 12% 1385 2561 1841 39% Average Oil Price Realization ($ / bbl) 45.1 41.8 8% 44.9 45.0 39.9 13% Brent Price ($/bbl) 52.1 45.9 14% 49.6 50.9 45.7 11% * Including internal gas consumption VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION 35

Segment Summary – Oil & Gas (contd.)

vedanta
transforming elements

OIL AND GAS (boepd)	Q2			Q1	H1		
	FY 2018	FY 2017	% change YoY	FY2018	FY 2018	FY 2017	% change YoY
Average Daily Production							
Gross operated	180,955	196,399	-8%	187,203	184,062	196,629	-6%
Oil	173,408	189,873	-9%	179,892	176,632	190,088	-7%
Gas	45.3	39.2	16%	43.9	44.6	39.2	14%
Working Interest	115,332	125,575	-8%	119,473	117,391	125,484	-6%
Rajasthan (Block RJ-ON-90/1)							
Gross operated	153,238	167,699	-9%	159,351	156,278	167,323	-7%
Oil	150,245	164,833	-9%	155,952	153,083	164,691	-7%
Gas (Mmscfd)	18.0	17.2	5%	20.4	19.2	15.8	21%
Gross DA 1	137,562	151,880	-9%	142,148	139,843	151,293	-8%
Gross DA 2	15,606	15,820	-1%	16,988	16,293	16,031	2%
Gross DA 3	70			215	142		
Working Interest	107,267	117,390	-9%	111,546	109,395	117,126	-7%
Ravva (Block PKGM-1)							
Gross operated	17,266	18,823	-8%	18,361	17,810	19,228	-7%
Oil	14,771	16,736	-12%	16,053	15,408	16,874	-9%
Gas (Mmscfd)	15.0	12.5	20%	13.8	14.4	14.1	2%
Working Interest	3,885	4,235	-8%	4,131	4,007	4,326	-7%
Cambay (Block CB/OS-2)							
Gross operated	10,452	9,877	6%	9,491	9,974	10,078	-1%
Oil	8,392	8,304	1%	7,887	8,141	8,523	-4%
Gas (Mmscfd)	12.4	9.4	32%	9.6	11.0	9.3	18%
Working Interest	4,181	3,951	6%	3,796	3,990	4,031	-1%
Average Price Realization							
Cairn Total (US$/boe)	44.9	41.9	7%	44.7	44.8	40.0	12%
Oil (US$/bbl)	45.1	41.8	8%	44.9	45.0	39.9	13%
Gas (US$/mscf)	6.4	7.5	-14%	6.7	6.6	7.3	-10%

VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION

36

Segment Summary – Aluminium

Particulars (in'000 tonnes, or as stated)	Q2			Q1	H1		
	FY 2018	FY 2017	% change YoY	FY2018	FY 2018	FY 2017	% change YoY
Alumina – Lanjigarh	269	292	(8)%	303	572	567	1%
Total Aluminium Production	401	296	36%	352	753	541	39%
Jharsuguda-I	99	132	(25)%	92	191	261	(27)%
Jharsuguda-II [1]	157	48	-	120	277	77	-
245kt Korba-I	65	63	4%	63	128	126	2%
325kt Korba-II [2]	79	52	51%	77	156	77	-
BALCO 270 MW (MU)	-	-	-	-	-	-	-
Jharsuguda 1800 MW (MU)	-	156	-	-	-	511	-
Financials *(In Rs. crore, except as stated)*							
Revenue	5,212	3,027	72%	4,236	9,449	5,994	58%
EBITDA – BALCO	140	103	36%	175	315	167	89%
EBITDA – Vedanta Aluminium	317	294	8%	352	669	499	34%
EBITDA Aluminum Segment	**457**	**397**	**15%**	**528**	**984**	**666**	**48%**
Alumina CoP – Lanjigarh ($/MT)	331	260	27%	312	319	276	16%
Alumina CoP – Lanjigarh (Rs. /MT)	21,400	17,400	23%	20,100	20,600	18,500	11%
Aluminium CoP – ($/MT)	1,857	1,462	27%	1,727	1,797	1,473	22%
Aluminium CoP – (Rs. /MT)	119,400	97,800	22%	111,300	115,700	98,600	17%
Aluminum CoP – Jharsuguda ($/MT)	1,853	1,412	31%	1,692	1,781	1,435	24%
Aluminium CoP – Jharsuguda(Rs. /MT)	119,100	94,600	26%	109,100	114,600	96,100	19%
Aluminum CoP – BALCO ($/MT)	1,865	1,545	21%	1,780	1,825	1,541	18%
Aluminium CoP – BALCO (Rs. /MT)	119,900	103,500	16%	114,700	117,500	103,200	14%
Aluminum LME Price ($/MT)	2,012	1,620	24%	1,909	1,962	1,596	23%

1. *Including trial run production of 15 kt in Q2 FY2018 and 19 kt in Q2 FY2017 and 19kt in Q1 FY2018 and 34kt in H1 FY2018 vs 29kt in H1 FY2017*
2. *Including trial run production of 1 kt in Q2 FY2018 and 22 kt in Q2 FY2017 and 15kt in Q1 FY2018 and 16kt in H1 FY2018 vs 28kt in H1 FY2017*

VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION 37

Segment Summary – Power Q2 Q1 H1 Particulars (in million units) FY 2018 FY 2017 % change FY2018 FY 2018 FY 2017 % change YoY YoY Total Power Sales 2,950 3,030 (3)% 1,838 4,787 6,039 - 21% Jharsuguda 600 MW 93 605 (85)% 564 657 1,497 - 56% BALCO 600 MW 132 549 (76)% 551 682 1,156 - 41% MALCO 0 25 - 4 4 115 - 97% HZL Wind Power 143 172 (17)% 156 299 320 - 7% TSPL 2,582 1,679 54% 563 3,145 2,951 7% Financials (in Rs. crore except as stated) Revenue 1431 1385 3% 733 2164 2567 - 16% EBITDA 366 403 - 9% 110 476 742 - 36% Average Cost of Generation(Rs. /unit) ex. TSPL 2.09 2.09 0% 1.87 1.93 2.03 5% Average Realization (Rs. /unit) ex. TSPL 2.85 3.09 - 8% 2.71 2.77 2.92 - 5% TSPL PAF (%) 87% 77% 13% 20% 54% 75% - 28% TSPL Average Realization (Rs. /unit) 3.61 3.63 0.4% 3.62 3.62 3.54 2% TSPL Cost of Generation (Rs. /unit) 2.64 2.55 3% 3.67 2.83 2.51 - 13% VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION 38

Segment Summary – Iron Ore Particulars (in million dry metric tonnes, or Q2 Q1 H1 as stated) % change % change FY 2018 FY 2017 FY2018 FY 2018 FY 2017 YoY YoY Sales 0.7 0.8 (7)% 2.3 3.0 3.4 (12)% Goa 0.1 0.3 (59)% 1.9 2.0 2.4 (18)% Karnataka 0.6 0.5 30% 0.4 1.0 1.0 3% Production of Saleable Ore 1.2 1.5 (14)% 3.2 4.5 4.7 (4)% Goa 0.4 0.5 (25)% 2.2 2.6 2.9 (12)% Karnataka 0.9 0.9 (8)% 1.1 1.9 1.7 11% Production (‘000 tonnes) Pig Iron 137 192 (29)% 163 300 372 (19)% Financials (In Rs. crore, except as stated) Revenue 542 490 11% 687 1229 1460 - 16% EBITDA (4) 105 - 40 36 469 - 92% VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION 39

Segment Summary – Copper India Q2 Q1 H1 Production (in ‘000 tonnes, or as stated) % change % change FY 2018 FY 2017 FY 2018 FY 2018 FY 2017 YoY YoY Copper - Cathodes 106 97 9% 90 197 198 (1)% Tuticorin power sales (million units) 4 30 (86)% 30 34 90 (62)% Financials (In Rs. crore, except as stated) Revenue 6237 4686 33% 5048 11286 9340 21% EBITDA 392 371 6% 213 605 811 - 25% Net CoP – cathode (US¢/lb) 4.5 5.3 15% 8.4 6.3 5.6 14% Tc/Rc (US¢/lb) 21.6 20.5 5% 20.8 21.2 21.7 - 2% Copper LME Price ($/MT) 6349 4772 33% 5662 6013 4751 27% VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION 40

Segment Summary – Power (contd.)

Segment Summary – Power (contd.)

Power Generation Capacity – c. 9GW

IPP: 3.6GW

- 600MW Jharsuguda (of 2400MW plant)
- 1,980MW TSPL
- 2*300MW BALCO (of 1200MW plant)
- 274MW HZL Wind Power
- 100MW MALCO


41%
59%

CPP:5.1GW

- 1,215MW Jharsuguda
- 3*600MW Jharsuguda (of 2400MW plant)
- 540MW BALCO
- 270MW BALCO
- 2*300MW BALCO (of 1200 MW plant)
- 90MW Lanjigarh
- 474MW HZL
- 160MW Tuticorin

Note: MALCO 100MW (IPP) is under care and maintenance since 26th May 2017

VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION
41

Sales Summary Sales volume Q2 FY2018 H1FY2018 Q2 FY 2017 H1 2017 Q1 FY2018 Zinc- India Sales Refined Zinc (kt) 193 383 148 268 190 Refined Lead (kt) 39 73 32 55 34 Zinc Concentrate (DMT) - - - - - Lead Concentrate (DMT) - - - - - Total Zinc (Refined+Conc) kt 193 383 148 268 190 Total Lead (Refined+Conc) kt 39 73 32 55 34 Total Zinc- Lead (kt) 232 456 179 323 224 Silver (moz) 4.7 8.3 3.5 6.3 3.6 Zinc- International Sales Zinc Refined (kt) 24 36 27 45 12 Zinc Concentrate (MIC) 7 21 7 13 15 Total Zinc (Refined+Conc) 31 57 33 58 27 Lead Concentrate (MIC) 12 30 11 21 18 Total Zinc- Lead (kt) 43 88 44 78 45 Aluminium Sales Sales - Wire rods (kt) 87 173 74 160 86 Sales - Rolled products (kt) 7 13 4 4 6 Sales - Busbar and Billets (kt) 73 125 34 61 52 Total Value added products (kt) 167 310 112 225 144 Sales - Ingots (kt) 213 408 173 291 195 Total Aluminium sales (kt) 380 717 284 516 338 VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION 42

Sales Summary

Sales volume	Q2 FY 2018	H1FY 2018	Q2 FY 2017	H1 FY 2017	Q1 FY2018
Iron-Ore Sales					
Goa (mn DMT)	0.1	2.0	0.3	2.4	1.9
Karnataka (mn DMT)	0.6	1.0	0.5	1.0	0.4
Total (mn DMT)	0.7	3.0	0.8	3.4	2.3
Pig Iron (kt)	154	288	201	370	134
Copper-India Sales					
Copper Cathodes (kt)	59	97	43	86	38
Copper Rods (kt)	46	97	53	108	51
Sulphuric Acid (kt)	133	241	103	270	108
Phosphoric Acid (kt)	51	97	53	95	46

Sales volume Power Sales (mu)	Q2 FY2018	H1 FY2018	Q2 FY2017	H1 FY2017	Q1 FY2018
Jharsuguda 600 MW	93	657	605	1497	564
TSPL	2582	3145	1679	2951	563
BALCO 270 MW	-	-	-	-	-
BALCO 600 MW	132	682	549	1156	551
MALCO	0	4	25	115	4
HZL Wind power	143	299	172	320	156
Total sales	**2950**	**4787**	**3030**	**6039**	**1838**
Power Realisations (INR/kWh)					
Jharsuguda 600 MW	1.10	2.21	2.45	2.36	2.39
TSPL[2]	3.61	3.62	3.63	3.54	3.62
BALCO 270 MW	-	-	-	-	-
Balco 600 MW	1.10	2.64	3.14	2.99	2.67
MALCO	-	3.07	7.89	5.50	3.07
HZL Wind power	4.29	4.29	4.44	4.38	4.00
Average Realisations[1]	2.85	2.77	3.09	2.92	2.71
Power Costs (INR/kWh)					
Jharsuguda 600 MW	3.46	2.19	2.23	2.01	1.97
TSPL[2]	2.64	2.83	2.55	2.51	3.67
BALCO 270 MW	-	-	-	-	-
Balco 600 MW	2.78	2.25	2.31	2.30	2.13
MALCO	-	18.57	5.35	4.06	18.57
HZL Wind power	0.57	0.38	0.45	0.48	0.20
Average costs[1]	2.09	1.93	2.09	2.03	1.87

1. *Average excludes TSPL*
2. *Based on Availability*

VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION

43

Group Structure Vedanta Resources Plc 79.4% 50.1% Konkola Copper Vedanta Ltd Mines (KCM) Subsidiaries of Vedanta Ltd Divisions of Vedanta Limited [Graphic Appears Here] Sesa Iron Ore Sterlite Copper (Tuticorin) Power (600 MW Jharsuguda) Aluminium (Odisha aluminium and power assets) Cairn Oil & Gas* 64.9% 51% 100% 100% 100% 100% 100% Skorpion & Bharat Western Talwandi MALCO Australian Zinc India Lisheen - Aluminium Cluster Sabo Power Power Copper (HZL) 100% (BALCO) (Liberia) (1,980 MW) (100 MW) Mines BMM- 74% Zinc International Listed entities Unlisted entities Note: Shareholding as on Sept 30, 2017 *50% of the share in the RJ Block is held by a subsidiary of Vedanta Ltd VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION 44

Results Conference Call Details Results conference call is scheduled at 6:30 PM (IST) on Thursday, 2 November 2017. The dial- in numbers for the call are given below: Event Telephone Number Mumbai main access Earnings conference call on November India – 6:30 PM (IST) +91 22 3938 1017 2, 2017 Toll Free number 1 800 120 1221 1 800 200 1221 Singapore – 9:00 PM (Singapore Toll free number Time) 800 101 2045 Hong Kong – 9:30 PM (Hong Kong Toll free number Time) 800 964 448 UK – 1:00 PM (UK Time) Toll free number 0 808 101 1573 Toll free number US – 9:00 AM (Eastern Time) 1 866 746 2133 http://services.choruscall.in/diamondpass/registration?confirmationNu For online registration mber=5267915 Replay of Conference Call Mumbai (2 November 2017 to 9 November +91 22 3065 2322 2017) Passcode: 68610# VEDANTA LIMITED – Q2 FY2018 RESULTS PRESENTATION 45